SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 1)

E Med Future, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26875D108

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26875D108	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. Dane Donohue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,500,000 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,500,000 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 26875D108	Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Ochsendorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000,000 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,000,000 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 26875D108	Page 4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Juan J. Perez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (c) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,125,000 8 SHARED VOTING POWER 250,000 9 SOLE DISPOSITIVE POWER 1,125,000 10 SHARED DISPOSITIVE POWER 250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13D Statement is filed by D. Dane Donohue, Robert J. Ochsendorf and Juan J. Perez for the purpose of reporting acquisitions of shares of common stock, par value $0.001 per share, of E Med Future, Inc., a Nevada corporation (“E Med”). Mr. Donohue is President, Chief Executive Officer and a director of E Med. Mr. Ochsendorf and Mr. Perez are directors of E Med.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

On January 14, 2005, Mr. Donohue, Mr. Ochsendorf and Mr. Perez each received awards of shares of common stock under E Med’s 2004 Stock Option Plan (the “Plan”). The shares of common stock were issued as compensation for Mr. Donohue, Mr. Ochsendorf and Mr. Perez as officers and/or directors of E Med. Also on January 14, 2005, Perez & Morris, LLC, of which Mr. Perez is a founding member, received shares of common stock of E Med as compensation for legal services rendered to E Med.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented as follows:

The purpose of the transaction, as described in Item 3, was to provide compensation for the services of Mr. Donohue, Mr. Ochsendorf, Mr. Perez and Perez & Morris, LLC to E Med.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of Schedule 13D are amended and supplemented as follows:

(a) On January 21, 2005, there were 34,013,415 shares of common stock of E Med outstanding.

Mr. Donohue beneficially owns 3,500,000 shares of common stock, or approximately 10.3% of the outstanding common stock of E Med. Mr. Ochsendorf beneficially owns 3,000,000 shares of common stock, or approximately 8.8% of the outstanding common stock of E Med. Mr. Perez beneficially owns 1,375,000 shares of common stock, or approximately 4.0% of the outstanding common stock of E Med, of which 250,000 shares are held by Perez & Morris, LLC, of which Mr. Perez is a founding member. Each of Mr. Donohue, Mr. Ochsendorf and Mr. Perez disclaims beneficial ownership of the shares of common stock held by each other. Mr. Donohue and Mr. Ochsendorf disclaim beneficial ownership of the shares of common stock held by Perez & Morris, LLC.

(b) Each of Mr. Donohue, Mr. Ochsendorf and Mr. Perez has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the shares of common stock owned by him. Mr. Perez has shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the shares of common stock owned by Perez & Morris, LLC.

(c) On January 14, 2005, Mr. Donohue received an award of 1,000,000 shares of common stock of E Med under the Plan, Mr. Ochsendorf and Mr. Perez each received awards of 500,000 shares of common stock of E Med under the Plan and Perez & Morris, LLC received 250,000 shares of common stock of E Med under the Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement (Incorporated by reference to the original Schedule 13D of Mr. Donohue, Mr. Ochsendorf and Mr. Perez, filed with the Securities and Exchange Commission on April 23, 2003).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2005

/s/ D. Dane Donohue
D. Dane Donohue

/s/ Robert J. Ochsendorf
Robert J. Ochsendorf

/s/ Juan J. Perez
Juan J. Perez